UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 2)
ALCAN INC.
(Name of Subject Company)
ALCAN INC.
(Name of Person(s) Filing Statement)
Common Shares
Common Share Purchase Rights
(Title of Class of Securities)
013716105
(CUSIP Number of Class of Securities)
Roy Millington, Corporate Secretary
Alcan Inc.
1188 Sherbrooke Street West
Montreal, Quebec, Canada H3A 3G2
514-848-8000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)
With copies to:

Scott D. Miller	Norman M. Steinberg
George J. Sampas	Andrew Bleau
Sullivan & Cromwell LLP	Ogilvy Renault LLP
125 Broad Street	1981 McGill College Avenue
New York, NY 10004	Montreal QC, Canada H3A 3C1

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction
          This Amendment No. 2 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) originally filed by Alcan Inc. on July 24, 2007, as amended by Amendment No. 1 filed by Alcan Inc. on August 1, 2007. Except as otherwise noted, the information set forth in the original Statement, as amended by Amendment No. 1 thereto, remains unchanged.
Item 9. Exhibits.
     Item 9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(14)	Investor Presentation, made available on the Company’s investor relations website as part of its quarterly earnings call on July 31, 2007

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 1, 2007	/s/ Roy Millington
Roy Millington
Corporate Secretary